Exhibit 99.95

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine to Highlight Clinical Data for Its Lead Candidate in
Oral Presentation at 54th Annual Meeting of the
American Society of Clinical Oncology

Researchers Will Present New Data from the Ongoing Phase 1b/2 Advanced
Ovarian Cancer Study in Collaboration with Incyte

Halifax, Nova Scotia; April 26, 2018 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced that its abstract has been selected for an oral presentation at the upcoming 2018 American Society of Clinical Oncology (ASCO) Annual Meeting, which takes place June 1-5 in Chicago, IL. The presentation will include an update on the DeCidE1 (Dpx-Survivac with CyclophosphamIDe and Epacadostat) clinical trial, which Immunovaccine is conducting in collaboration with Incyte Corporation. The Phase 1b/2 study is evaluating the combination of its lead candidate, DPX-Survivac, Incyte’s IDO-1 inhibitor epacadostat, and low dose cyclophosphamide in patients with advanced, recurrent ovarian cancer. Immunovaccine announced initial results from this trial in December 2017.

“Despite advances in other cancer treatment regimens, ovarian cancer remains a particularly difficult-to-treat disease, and one that represents one of the most underserved areas of the treatment landscape,” said Frederic Ors, Chief Executive Officer at Immunovaccine. “We look forward to providing this update on our innovative clinical program alongside our industry peers and partners at this important medical meeting.”

Oral presentation details are as follows:

Session Title: Engaging the Immune System in Ovarian Cancer

Location: S406

Abstract Number: 5510

Title: “Clinical data from the DeCidE1 trial: Assessing the first combination of DPX-Survivac, low dose cyclophosphamide (CPA), and epacadostat (INCB024360) in subjects with stage IIc-IV recurrent epithelial ovarian cancer.”

Presentation Date and Time: Sunday, June 3, 2018, 9:57AM - 10:09 AM CT

Presenter: Oliver Dorigo, MD, PhD, Associate Professor of Obstetrics and Gynecology (Oncology), Stanford University Medical Center, Stanford, CA, DeCideE1 Clinical Investigator and Lead Author

Following the presentation at ASCO, Immunovaccine will post the presentation on the ‘Events and Presentations’ page on its website: www.imvaccine.com.

About DPX-Survivac

DPX-Survivac consists of survivin-based peptide antigens formulated in Immunovaccine’s proprietary immune-activating delivery technology. DPX-Survivac is thought to work by eliciting a cytotoxic T cell immune response against cells presenting survivin peptides. Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to anti-cancer therapies. Immunovaccine has identified over 15 cancer indications in which the over-expression of survivin can be targeted by DPX-Survivac. DPX-Survivac received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About Immunovaccine

Immunovaccine Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. Immunovaccine is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the reprogramming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. Immunovaccine’s lead candidate, DPX-Survivac, is a T cell activating immunotherapy that combines the utility of the platform with a target: survivin. Immunovaccine is currently conducting three Phase 2 studies with Incyte and Merck assessing DPX-Survivac as a combination therapy in ovarian cancer and diffuse large B-cell lymphoma. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of them will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com

###